FOIA Confidential Treatment

Requested Under 17 C.F.R. § 200.83

August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20459

Attn:	Stephen Krikorian, Accounting Branch Chief

Re:	Sohu.com Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-38511

Dear Mr. Krikorian:

We are submitting this letter on behalf of Sohu.com Limited (the “Company” or “Sohu”) in response to the letter dated August 1, 2023 (the “Comment Letter”) from the Office of Technology of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Charles Zhang of the Company regarding the Form 20-F filed with the SEC on March 30, 2023 for the fiscal year ended December 31, 2022, File No. 001-38511 (the “2022 Form 20-F”). This letter reflects the Company’s response to the Staff’s comments included in the Comment Letter.

We respectfully request on behalf of the Company, pursuant to SEC Rule 83, 17 C.F.R. §200.83, confidential treatment for certain portions of this letter that constitute commercially sensitive information. A redacted copy of this letter, omitting the confidential information, is being filed via EDGAR.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Our Ordinary Shares and ADSs, page 41

Staff Comment:

1

We note your discussion of the Company’s potential status as an investment company under the Investment Company Act of 1940 (the “1940 Act”), and in particular your disclosures regarding the Company’s investments in certain instruments that may be investment securities for purposes of Section 3(a)(2) of the 1940 Act. Please provide a legal analysis of whether the Company meets the definition of “investment company” under Section 3(a) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) on an

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 (617) 482-1776 www.goulstonstorrs.com

Securities and Exchange Commission

August 30, 2023

unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any substantive determinations and/or characterizations of instruments, assets or asset classes that are material to your calculations. Additionally, if the Company meets the definition of “investment company” under Section 3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.

Response:

We advise the Staff that the Company does not meet the definition of “investment company” under Section 3(a)(1)(A) of the 1940 Act, because since its inception in 1996 the Company has never held itself out as, and does not propose to be, primarily engaged in “the business of investing, reinvesting, or trading in securities.” Section 3(a)(1)(B) of the 1940 Act does not apply because the Company has never been engaged, and does not propose to engage, in the business of issuing face-amount certificates.

Regarding Section 3(a)(1)(C) of the 1940 Act, as a preliminary matter we note that some, but not all, commenters and courts have tended to analyze the applicability of Section 3(a)(1)(C) to any particular issuer by focusing solely on the question of whether an issuer “owns or proposes to acquire investment securities,” and appear to read out of the language of the provision the introductory words, “engaged in or proposes to engage in the business of investing, . . . in securities.” While we are aware that determining whether an issuer is engaged in a “business” of investing in securities requires a partially subjective facts-and-circumstances analysis, and therefore we can understand why some courts or commenters might prefer to focus exclusively on the bright-line 40% test, we do not agree that reading “engaged . . . in the business” out of the provision is correct as a matter of statutory interpretation.1 Nevertheless, solely for the purpose of this discussion of the 40% test, and apart from the applicability of the Section 3(b)(1) exception discussed below, we will not address the question of whether or not the Company is engaged “in the business” of investing in or holding securities for purposes of Section 3(a)(1)(C). We will also assume for this purpose, in accordance with positions that we are aware are generally (but not always) taken by the Staff, that none of the Company’s certificates of deposit, regardless of their maturity dates, qualify as “cash items,” notwithstanding our belief that under a facts-and-circumstances analysis based on the Company’s particular situation and focus, the Company’s certificates of deposit with terms of one year or less, and perhaps all of its certificates of deposit, could reasonably be considered to be cash items.2 Accordingly, in making its 40% test calculations, the Company has treated all of its investments, other than Government securities, bank deposits, demand deposits, and money market funds, as “investment securities.”

[1]

As the Staff is aware, in connection with proposing the temporary safe harbor afforded by Rule 3a-2 under the 1940 Act, the SEC acknowledged the possibility that an issuer that has sold substantial operating assets and intends to invest the proceeds pending the acquisition of new operating assets may “argue that it is not in the ‘business’ of investing, reinvesting, owning, holding or trading in securities for purposes of determining whether it is an investment company.” See IM Guidance Update March 2017 No. 2017 – 03, quoting Transient Investment Companies, Investment Company Act Release No. 10943 (Nov. 16, 1979). The Company is not proposing to rely on the safe harbor of Rule 3a-2 because it may not meet the one-year period specified by the safe harbor, but believes that the SEC’s stated rationale behind adoption of the rule, of helping companies to avoid becoming “inadvertent” investment companies if they temporarily hold a significant amount of cash as a result of the sale of an operating business, applies to the Company’s situation.

[2]

While we acknowledge that time deposits/certificates of deposit could properly be considered to be investment securities for purposes of the 1940 Act in the hands of companies with short-term liquidity needs, because of the risk that such companies’ financial positions could be adversely affected by the fact that certificates of deposit are not generally redeemable before maturity, we believe that the certificates of deposit held by the Company, in the light of the Company’s particular circumstances, are essentially risk-free, as, without looking to any of its certificates of deposit, regardless of their maturity periods, the Company has significantly more than enough immediately redeemable cash deposits to cover the needs of its businesses within the maturity periods of its certificates of deposit.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

Using both of the assumptions described above, absent an exception, the Company would have met the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act as of December 31, 2022 because, as is illustrated in calculations that the Company is providing to the Staff under separate cover on a confidential, supplemental basis, the Company held investment securities with a value of more than 40% of the Company’s total assets (exclusive of Government securities and cash items) as of December 31, 2022 on an unconsolidated basis. However, the Company is not in any event an investment company because of the applicability to the Company of the exception from Section 3(a)(1)(C) afforded by Section 3(b)(1) of the 1940 Act.

As the Staff knows, Section 3(b)(1) of 1940 Act provides, in relevant part, that, notwithstanding Section 3(a)(1)(C), an “issuer primarily engaged, directly or through . . . wholly-owned . . . subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company3. The Company primarily engages through its wholly-owned subsidiaries, including the business of those wholly-owned subsidiaries that is conducted through contracts with their corresponding consolidated variable interest entities (“VIEs”)4, in businesses other than investing in securities, including online media, online video, and online games. Applying the five factors test presented by the SEC in In re Tonopah Mining Co., 26 S.E.C. 426 (1947), (i) as noted above, the Company has never been engaged primarily in any business other than the operating businesses of its direct and indirect subsidiaries; (ii) as evidenced by its periodic filings, press releases, and earnings release conference calls, the Company has never held itself out as, and does not propose to be, primarily engaged in, “the business of investing, reinvesting, or trading in securities”; (iii) the Company’s directors and officers are focused almost exclusively on the performance and growth of the businesses of Sohu’s operating subsidiaries, and only occasionally focus on investment assets, and when they occasionally do so it is only in order to ensure that the investments are managed in a way that will safely preserve the Company’s capital for deployment in those businesses or, from time to time, for repurchase of the Company’s securities in the open market; (iv) as noted, those assets are invested prudently, with the goal of preserving them for future use in operations; there is no goal of generating any significant return for stockholders through those investments, nor is there, nor has there been, any communication

[3]

As the Staff is aware, the Staff has generally accepted the proposition that, because an issuer that fits within Section 3(b)(1) is not “primarily engaged” in the business of investing in securities, the application of Section 3(a)(1)(A) is functionally excepted for an issuer that fits within the parameters of Section 3(b)(1).

[4]

We are aware that some commenters have expressed some concern as to whether the fact that VIEs are not technically wholly-owned subsidiaries could raise questions as to the availability of Section 3(b)(1) for issuers that operate aspects of their businesses through VIEs. However, we believe that (at least in the Company’ case) any such concerns would be misplaced because (i) the contracts between the VIEs and the corresponding wholly-owned subsidiaries afford complete effective operating and financial controlling interests in the VIEs to the subsidiaries, (ii) as noted at the end of this paragraph, substantially all cash is transferred from the VIEs to the Company’s wholly-owned subsidiaries on a monthly basis, (iii) through these contracts, the wholly-owned subsidiaries are clearly engaged in whatever “business” is conducted by these VIEs, and substantially all of the economic attributes of the VIEs inure to their corresponding subsidiaries; (iv) since the Company’s VIEs do not retain more than a small amount of investments, whether cash or otherwise, for any significant period of time, there should be no concern that they themselves are engaged in the business of investing in securities.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

from the Company to its stockholders suggesting that there is such a goal; and (v) the income generated by the Company’s investments is small compared to the revenues produced by the operating businesses of the Company’s wholly-owned subsidiaries (including the net revenues of their corresponding VIEs, which are generally transferred substantially entirely to the wholly-owned subsidiaries on a monthly basis).

Governmental Regulations and Legal Uncertainties, page 71

Staff Comment:

2.

Please state affirmatively whether you: (i) have been required to obtain any permission from or complete any filing with the CSRC, and (ii) have been required to go through a cybersecurity review by the CAOC. If so, state affirmatively whether you have received all requisite permissions or approvals, or whether any have been denied. If you have determined that no permissions are required, please clarify your basis for such determination, including whether you relied on the opinion of counsel.

Response:

As a preliminary matter, we note that the Company mistakenly included two references in the 2022 Form 20-F to the “CRSC,” when it intended to refer to the “CSRC,” which is the acronym typically used for the China Securities Regulatory Commission. The Company used the correct acronym in several other places where it referenced the CSRC in the 2022 Form 20-F. To avoid any continuing confusion, we have also inserted the corrected acronym into our transcription of the Staff’s comment above.

The Company wishes to advise the Staff that the Company (i) has not been required by the CSRC to obtain approval of or complete any filing with the CSRC with respect to any offering of the Company’s securities (collectively, the “Prior Offerings”), including the initial public offering of the Company’s predecessor Sohu.com Inc. on Nasdaq, which was completed before the Overseas Listing Laws (as defined below) became effective, and (ii) has not been required to go through any cybersecurity review by the CAOC under the Cybersecurity Laws (as defined below) as currently in effect.

The Company also wishes to advise the Staff that, after conducting the analyses discussed below, the Company has concluded that it is unlikely to be required to (i) obtain approval of or make a filing with the CSRC under the Overseas Listing Laws as they are currently being implemented by the CSRC with respect to any of the Prior Offerings or (ii) go through any cybersecurity review by the CAOC under the Cybersecurity Laws (as defined below) as currently in effect, based on the Company’s businesses as they are currently operated.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

(1) Procedures for Filing with the CSRC for Overseas Listings

As disclosed in the 2022 Form 20-F, the Trial Measures for the Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies and the Notice on the Arrangements for the Filing Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies (collectively, the “Overseas Listing Laws”) promulgated by the CSRC, which went into effect on March 31, 2023 and February 17, 2023, respectively, have established a new filing-based regime to regulate direct and indirect overseas offerings and listings by Chinese mainland domestic companies. However, Chinese mainland domestic companies that had already listed in Offshore markets before March 31, 2023, such as the Company, are not currently required to file with the CSRC for their previous public offerings and listings.

Accordingly, under the Overseas Listing Laws as they are currently being implemented by the CSRC, the Company will not be required to make any filing with the CSRC with respect to any of its Prior Offerings. However, the Company will be required under the Overseas Listing Laws to (i) make a filing with the CSRC with respect to any follow-on offerings of its securities in the same offshore market, which is Nasdaq, within three business days after the completion of such offerings, and (ii) make a filing with the CSRC for any offerings or listings in an offshore market other than Nasdaq within three business days after the first submission of application materials for such offering or listing that are required by such offshore market.

(2) Cybersecurity Review by the CAOC

As disclosed in the 2022 Form 20-F, the Internet Security Law, the Regulations on Security Protection of Critical Information Infrastructure, and the Measures for Cybersecurity Review (collectively, the “Cybersecurity Laws”) impose cybersecurity review obligations on Internet platform operators and critical information infrastructure operators (“CIIOs”) identified by the applicable regulatory authorities in the Chinese mainland. Under the Cybersecurity Laws, (i) listings abroad by Internet platform operators holding personal information of over one million users; (ii) purchases of network products and services by CIIOs that impact or may impact national security; and (iii) data processing activities by Internet platform operators that affect or may affect national security are subject to cybersecurity reviews.

The Company believes that the Company is unlikely to be required by the CAOC to go through cybersecurity reviews. The Company’s belief relies on the facts that (i) the Company’s shares were listed on Nasdaq before the Cybersecurity Laws went into effect, and the Cybersecurity Laws do not require Internet platform operators that hold personal information of over one million users to file supplemental applications for cybersecurity reviews of such operators’ previous issuances of their securities to foreign investors that occurred before the Cybersecurity Laws went into effect; (ii) the competent regulatory and supervisory authorities in the Chinese mainland are required under the Regulations on Security Protection of Critical Information Infrastructure to identify critical information infrastructure and the CIIOs of such critical information infrastructure, and to notify all CIIOs

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

that have been so identified, and the Company has not received any such notice; (iii) the nature of the data that the Company processes in its business is such that it is unlikely that authorities would conclude that such data impact or may impact national security; and (iv) the Company has not been required to go through a cybersecurity review initiated by the CAOC, nor is the Company aware of any preliminary investigation of the Company by the CAOC that might lead to such a review.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 148

Staff Comment:

3.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

We note that in Release No. 34-93701, the SEC stated that it believes that the terms “owned or controlled,” “owned,” and “controlling financial interest” as used in the Holding Foreign Companies Accountable Act (the “HFCAA”) refer to a person’s or governmental entity’s ability to “control” the issuer as that term is used in the Securities Exchange Act of 1934 and the rules of the SEC thereunder.

(1) Item 16I(a) of Form 20-F

In its submission to the SEC pursuant to Item 16I(a) of Form 20-F (the “Item 16I(a) Submission”), which was filed as Exhibit 15.3 to the 2022 Form 20-F, the Company noted that, in order to identify beneficial owners who might be deemed to “own or control” or “own” the Company, or to have a “controlling financial interest” in the Company, (i.e., as noted above, to “control” the Company), it reviewed the Cayman Islands register of the Company’s members and Schedules 13D and 13G, and any corresponding amendments, filed with the SEC by beneficial owners of the Company’s American depositary shares (“ADSs”) representing the Company’s ordinary shares. Through that review, the Company identified the only persons or entities holding beneficially 10% or more of the Company’s ordinary shares, who could arguably be deemed to “control” the Company, to be (i) Dr. Charles Zhang, the Company’s Chairman of the Board and Chief Executive Officer (“Dr. Zhang”), and Photon Group Limited, a British Virgin Islands corporation of which Dr. Zhang is one of the Directors and may be deemed to be the beneficial owner (“Photon,” and together with Dr. Zhang, the “Zhang Filers”), based on a Schedule 13D/A filed on September 16, 2022 by Dr. Zhang and a Schedule 13D/A filed on September 16, 2022 by Photon, and (ii) a group comprising Macquarie Group Limited, an Australia corporation; Macquarie Management Holdings Inc, a Delaware corporation;

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

and Macquarie Investment Management Business Trust, a trust formed under Delaware law (collectively, the “Macquarie Group”) based on a Schedule 13G/A jointly filed by them on February 13, 2020. The Company concluded that no governmental entity should be deemed to beneficially own the Company’s ordinary shares beneficially owned by either the Zhang Filers or the Macquarie Group, relying on the fact that neither the Zhang Filers nor the Macquarie Group had reported in their respective filings beneficial ownership of their respective ADSs on the part of any governmental entity.

The Company wishes to further advise the Staff that, in connection with the Item 16I(a) Submission, the Company also reviewed directors’ and officers’ questionnaires that it had solicited for the purpose of preparation of the 2022 Form 20-F (the “D&O Questionnaires”), in which each of the Company’s directors and executive officers certified that there had not been selected to serve in their respective capacities pursuant to any arrangement or understanding with any other person, including any governmental entity. Based on those certifications, the Company concluded that none of the Company’s directors and officers served as a representative of any governmental entity in China, and that no governmental entity possesses the power to “control” the Company through any of the Company’s directors or executive officers.

In addition, the Company made internal inquiries and investigations within the Sohu group and reviewed relevant corporate records and other supporting material during that process and concluded, based on the results of such inquiries and investigations, that neither the Company nor any of the Company’s consolidated subsidiaries and VIEs was a direct party to any contract giving managerial or other control over the Company to a governmental entity in China.

The Company wishes to advise the Staff that the Company did not rely on any legal opinion or third-party certifications, other than the certifications of the Company’s directors and executive officers made in their D&O Questionnaires as described above, as the basis for the Item 16I(a) Submission.

(2) Item 16I(b)(2) and (3) of Form 20-F

The Company wishes to advise the Staff that, in preparing the disclosures required by Item 16I(b)(2) and (3) of Form 20-F, in addition to reviewing the Cayman Islands register of the Company’s members and Schedules 13D and 13G, and any corresponding amendments, the Company reviewed the share registers of the Company’s consolidated subsidiaries and VIEs and the D&O Questionnaires of the Company’s directors and executive officers, and conducted internal inquiries and investigations within the Sohu group.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

In concluding that no governmental entity held any equity interest in any of the Company’s consolidated subsidiaries and VIEs, the Company also relied on the fact that, except for three indirect majority-owned subsidiaries related to the Company’s online game business that are controlled by the Company, all of the Company’s consolidated subsidiaries are wholly owned by the Company and the fact that the nominee shareholders of all of the VIEs that the Company consolidates are either Company employees designated by the Company to serve as such pursuant to applicable VIE arrangements or entities 100% owned and controlled, directly and/or indirectly, by the Company.

The Company further wishes to advise the Staff that the Company did not rely on any legal opinion or third-party certifications, other than the certifications of the Company’s directors and executive officers made in their D&O Questionnaires as previously discussed, as the basis for the Company’s disclosures under Item 16I(b)(2) and (3) of Form 20-F.

Staff Comment:

4.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

We advise the Staff that the matters considered and the steps that the Company took to prepare the disclosures required by Item 16I(b)(4) of Form 20-F (the “Item 16I(b)(4) Disclosure”) included the following:

•

The Company concluded that, in order to be considered to be an “official of the Chinese Communist Party” for purposes of the HFCAA and related SEC rules, an individual would need to be both (i) a current member of the Chinese Communist Party and (ii) an officer of, or otherwise hold a management position in, an entity or other functional body within the Chinese Communist Party (including any internal committee of the Chinese Communist Party).

•

The Company included questions (the “Item 16I(b)(4) Questions”) in the Company’s D&O Questionnaires that were designed to help the Company determine, based on the criteria discussed above, the existence or absence of a status of “official of the Chinese Communist Party” on the part of any member of the Company’s Board of Directors. For the Staff’s information, the Company is submitting to the Staff under separate cover on a confidential, supplemental basis a copy of the Item 16I(b)(4) Questions.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

•

In preparation for the filing of the 2022 Form 20-F, the Company circulated D&O Questionnaires, which included the Item 16I(b)(4) Questions, to each of the members of Company’s Board of Directors, and received responses from all of the members of the Company’s Board of Directors. In those responses none of the members of the Company’s Board of Directors identified themselves as members of the Chinese Communist Party.

•

The Company also circulated the 16I(b)(4) Questions to each of the members of the boards of directors of the Company’s consolidated subsidiaries and VIEs, and received responses from all of the members of the boards of directors of the consolidated subsidiaries and VIEs. In those responses five individuals (who are all Company employees designated by the Company to serve as such) identified themselves as members of the Chinese Communist Party, but all of those five individuals confirmed that they were not officers of, and did not otherwise hold any management position in, an entity or other functional body within the Chinese Communist Party (including any internal committee of the Chinese Communist Party).

•

The Company determined, based on those responses, that none of the members of the Company’s Board of Directors or of the boards of directors of the Company’s consolidated subsidiaries and VIEs met the criteria discussed above that would make any of them an “official of the Chinese Communist Party” for purposes of the Item 16I(b)(4) Disclosure. The Company wishes to advise the Staff that the Company did not rely upon any other third-party certifications as the basis for such disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

13. Goodwill, page F-41

Staff Comment:

5.

Clarify more specifically how you determined the fair value of your Sohu reporting unit using the income approach and the market approach. In this regard, we note your disclosures in Note 4 indicate that your Sohu reporting unit has incurred operating losses for the past three years. Clarify the significant assumptions made with respect to future revenue and expenses and why you believe these assumptions are reasonable considering your historical results. We also note that your market capitalization has been below your book value for a sustained period. Tell us how the fair value of your reporting units reconciles to your market capitalization. Please also tell us how you considered including the following disclosures relating to the fair value of your Sohu reporting unit.

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

•	A description of the methods and specific key assumptions used, how the key assumptions were determined, and how they took into consideration the factors noted above;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We refer the Staff to the history and organizational structure of Sohu Group and description of its reporting units disclosed in Item 4 and Note 13 to Sohu.com Limited’s consolidated financial statements in the 2022 Form 20-F. The Company conducts an impairment test for each reporting unit, including the Sohu reporting unit (the “Sohu RU”) and the Changyou reporting unit (the “Changyou RU”), as of October 1st of each year, or more frequently if events or circumstances indicate an impairment may exist.

Fair Value Estimation of the Sohu RU

For the Sohu RU, which had a goodwill balance of $37 million, the Company engaged a third-party valuation specialist to assist in performing the annual goodwill impairment test on October 1, 2022. Based on the test result, the business enterprise value (the “BEV”) of the Sohu RU was $[***]. After considering the non-operating assets, including cash and property that is not used for operations, and non-operating liabilities, the fair value of the Sohu RU was determined as $[***]. The assessment showed that fair value of the Sohu RU exceeded the carrying value by [***]%, indicating that the goodwill of the Sohu RU was not impaired.

The Company determined the fair value of the Sohu RU as follows:

(US$ in millions, except percentages)	Amount
Business Enterprise Value (1)	$	[***]		A
Adjustment:
Add: Non-operating assets (2)		[***]		B
Add: Non-operating liabilities (3)		[***]		C
Add: Non-operating asset property (4)		[***]		D

Fair Value	$	[***]		E=A+B+C+D

Carrying Value	$	[***]		F

Excess of Fair Value Over Carrying Value		[***]	%	G=(E-F)/F

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

(1)

The Company determined the BEV of the Sohu RU using the income approach and the market approach. Under the income approach, the Company determined BEV using the discounted cash flow method. The key assumptions used consisted primarily of annual revenue growth rates, discount rates, and terminal growth rates beyond the forecast period. Under the market approach, the Company determined BEV using the guideline company method. The Company determined that the appropriate valuation multiple for the Sohu RU was the business enterprise value-to-sales multiple, as the Sohu RU had been loss-making and had incurred negative earnings before interest, tax, depreciation, and amortization (“EBITDA”) in recent years. The BEV of the Sohu RU determined using the discounted cash flow method fell within the estimated range determined by the guideline company method, which supported the reasonableness of the estimated BEV amount.

(2)

Non-operating assets consisted primarily of cash and cash equivalents, short-term investments in bank financial products and long-term time deposits in banks, which were not considered to be working capital in the BEV discounted cash flow analysis.

(3)	Non-operating liabilities consisted primarily of a payable to the Changyou RU for cumulative funding support.
(4)

The Sohu RU owns floors in an office building. The floors were originally acquired in 2007 for self-use by the Sohu RU and subsequently became excess workspace capacity when the Sohu RU acquired another office building. The Sohu RU has leased out the excess office space since 2013. The fair value of the space has increased since the floors were acquired, while the carrying amount remained at historical cost minus depreciation. The fair value of the leased floors in the building was determined by the term and reversion method (income approach), the forecast period running until the date of expiration of the lease to the underlying land and taking into account the rental income derived from the property from the existing leases and/or achievable in the existing market, with due allowance for the reversionary income potential of the leases, which have been then capitalized to determine the market value at an appropriate implied yield. Where appropriate, reference has also been made to comparable sales transactions as available in the relevant market. The Company has made reference to existing rental contracts and rental listings regarding other buildings in similar locations, applied appropriate adjustments for the time, size, and location, to reach its conclusions as to the future market rents for the office space. The implied yield was 7%, which was in line with the market yield of similar properties in the region of 6.7% to 7.3%.

The Company wishes to advise the Staff that the Company considered the historical operating losses of the Sohu RU when determining the assumptions used for the income approach, which is reflected in the minimal amount of the BEV. Due to appreciation in the fair value of the floors in the building and cash in excess of operating funding needs, the fair value of the Sohu RU was determined to be in excess of its related carrying value as of October 1, 2022, the Company’s annual goodwill impairment assessment date. Accordingly, as no related triggering events were identified through December 31, 2022, no goodwill impairment was recorded for the year ended December 31, 2022.

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

Reconciliation to market capitalization

The Company reconciled the total estimated fair value of both reporting units to the Company’s market capitalization as follows. As shown in the table, the difference between the Company’s valuation result and market capitalization is $[***], representing a [***]% discount from the Company valuation result. Note that the market capitalization is from the perspective of a non-controlling shareholder. The Company’s valuation of its reporting unts is from the perspective of a controlling party acquisition. The Company supports its assessment of the discount applied by non-controlling shareholders to the value to a controlling acquiror by referencing the view of two analyst reports issued by two reputable investment banks, which were deemed to be the market participants’ views of a non-controlling shareholder. Based on the analysis below, the Company believes the valuation result was reasonable.

Note that the difference between the market capitalization based upon a non-controlling shareholder perspective and the value to a controlling shareholder is primarily explained by the significant discount applied by the non-controlling shareholders against the Company’s significant cash balances (as discussed in the two analysts’ reports referenced below). A controlling shareholder acquiring the Company would value the cash closer to its current balance, as a new owner would be able to determine for itself how the cash would be used. Furthermore, based upon the two analysts’ reports, it appears that the market is not capturing the value of the real property owned by the Sohu RU and leased out.

(US$ in millions, except percentages)	Amount
Company valuation result:
Estimated fair value of the Sohu RU	$	[***]
Estimated fair value of the Changyou RU (1)		[***]

Sum of the parts total (“SOPT”)	$	[***]		A

Market capitalization of the Sohu Group as of October 1, 2022	$	[***]		B

SOPT difference from market capitalization	$	[***]		C=A-B
Market “discount” from Company valuation to market capitalization		[***]	%	C/A
Analysis using analyst 1 assumptions (2)
“Holding discount” (on the fair value)		[***]	%	D
Implied valuation if “market” applying discount to October 1, 2022, market capitalization	$	[***]		E=B/(1-D)
Analyst 1 SOPT assigned zero value to the Sohu RU
Reconciliation result		E>A
Analysis using analyst 2 assumptions (3)
Discount to cash balance applied by analyst 2		[***]	%	F
Cash balance of the Sohu Group as of October 1, 2022	$	[***]		G
Implied valuation impact if “market” applying analyst 2 discount to cash balances	$	[***]		H=G*F
Reconciliation result		H>C

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

(1)

The Changyou RU’s online game business generated a net profit and cash for several years; and had a goodwill balance of $10 million. Based on its operating results, there was no impairment indicator identified for the Changyou RU as of October 1, 2022. For the purpose of the market capitalization reconciliation, management considered that there had been no significant changes in Changyou’s business since its privatization in 2020; the fair value of the Changyou RU was determined using the implied price to earnings before interest and taxes (“EBIT”) multiple as of date of the completion of the privatization multiplied by the current EBIT of the Changyou RU, adding the accumulated profit earned by the Changyou RU since its privatization to October 1, 2022.

(2)

From the view of analyst 1 (in November 2022 after the Q3 earnings release), due to a prolonged loss-making status with limited visibility on standalone profitability, no value was assigned to the Sohu RU. Given that the Changyou RU has been privatized and the Sohu Group has a concentrated shareholding structure, analyst 1 applied a [***]% discount to the Sohu Group value. With reference to the analyst 1 report, the Company calculated the implied value by applying the discount to the market capitalization as of October 1, 2022, resulting in an implied value of the Sohu Group of $[***], which was larger than the Company’s valuation result of $[***].

(3)

From the view of analyst 2 (in November 2022 after the Q3 earnings release), the Sohu RU’s historical operating losses and net cash outflows suggested that future capital deployment would result in similar losses and cash outflows. Accordingly, analyst 2 applied a [***]% discount to the cash balance. With reference to this analyst’s assumptions, the Company calculated the implied valuation impact by applying the discount to the cash balances as of October 1, 2022, which results in an explained difference between the Company’s management’s determined fair value and the market capitalization of $[***], which is larger than the difference of $[***] without giving effect to the cash discount assumption.

As the Staff notes in its comment, the Company’s net book value (net equity) is more than the Company’s market capitalization, as illustrated below. The determined market discount in this case can be explained similarly, as discussed above.

As of October 1, 2022
(US$ in million, except percentages)	Amount
Net book value of the Sohu Group	$	[***]		A
Market capitalization of the Sohu Group		[***]		B

Book value difference from market capitalization	$	[***]		C=A-B
Market “discount” from Company book value to market capitalization		[***]	%	D=C/A

Proposed Future Disclosure

In view of the significance of the fair value estimates of its assets, the Company proposes to include disclosure in its future Annual Reports on Form 20-F substantially consistent with the following:

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

As of October 1, 20XX, the Sohu Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods.

For the Sohu reporting unit, management determined that a quantitative assessment was most appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of the reporting unit using the income approach and market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, and discount rates, requiring management to make certain assumptions and estimates regarding the future profitability of the business. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The fair value of the reporting unit also includes cash not required for working capital and the fair value of properties held by the Sohu reporting unit for the production of rental income. The fair value of the properties owned and leased to others was determined using the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable properties. If the rental income and market yield decrease and increase, respectively, the fair value of the properties will be negatively impacted.

For the Changyou reporting unit, management performed a qualitative assessment to determine whether it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

Based upon these impairment assessments, management concluded that the fair value of each reporting unit exceeded its carrying value. Accordingly, no goodwill impairment was recorded for the year ended December 31, 20XX.

The Company also wishes to advise the Staff that, if subsequent tests indicate that the Sohu RU is substantially at risk of failing step one of the impairment test defined in ASC 350, the Company will disclose in the footnotes to the Company’s consolidated financial statements in future filings the items outlined in Section 9510.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Please feel free to contact me by phone on my mobile at (617) 797-7855 or my office at (617) 574-3511, or by email at tbancroft@goulstonstorrs.com, should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

August 30, 2023

cc:	Laura Veator, Division of Corporation Finance

Kyle Ahlgren, Division of Investment Management

Charles Zhang, Sohu.com Limited

Joanna Lv, Sohu.com Limited

[***] Certain information in this letter has been omitted and submitted separately to the Staff. Confidential treatment has been requested with respect to the omitted information.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED